[Kirkland & Ellis LLP Letterhead]
November 17, 2005
Via EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention:	Mr. Daniel F. Duchovny Ms. Pamela Carmody

Re:	New Valley Corporation Schedule 14D-9 filed November 2, 2005 Schedule 14D-9/A filed November 4, 2005
Dear Mr. Duchovny and Ms. Carmody:
     We have received the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 8, 2005 regarding the filings noted above.
     Set forth below are the Staff’s comments, indicated in bold, together with responses thereto by the Special Committee of the Board of Directors (the “Special Committee”) of New Valley Corporation (the “Company”) on behalf of the Company.
Schedule 14D-9
Item 3. Past Contacts, page 4
1.	With respect to your disclosure in this section and in subclause (ii) of the section entitled “Certain Arrangements Between New Valley and Bidders,” please tell us why you need to qualify your disclosure “to the best of your knowledge.” What prevents you from knowing and disclosing this information? Please explain the qualifier.
     As noted on page A-1 in Annex A to the Schedule 14D-9 filed November 2, 2005 (the “Schedule 14D-9”), the management of the Company and the management of Vector Group Ltd. (“Vector”) are comprised of many of the same individuals who divide their time between the Company and Vector. While knowledgeable about the Company, the members of the Special Committee do not necessarily have knowledge of the relationships among the Company, the Company’s officers and other directors, Vector and Vector’s officers and directors.

     Given that Vector is the party that commenced the unsolicited offer to which the Special Committee was authorized to respond, the Special Committee thought it was important in preparing the Schedule 14D-9 to preserve the separation between the Special Committee, on the one hand, and the members of management of the Company (who, as noted above are also management of Vector), on the other hand. Therefore, the Special Committee did not want to provide a draft of the Schedule 14D-9 to the members of management of the Company to confirm the completeness of the Special Committee’s disclosures in the Schedule 14D-9 in part because it could lead to the appearance of collaboration between Vector and the Special Committee.
     Nevertheless, in part because of Vector’s obligations to make disclosures in its offer materials regarding such relationships, which were presumably made by members of management of Vector (who, as noted above, are also management of New Valley), the Special Committee could be reasonably certain that the information regarding such relationships disclosed in the Schedule 14D-9, which is derived from information in (i) Vector’s offer materials, (ii) prior public filings made by Vector, (iii) prior public filings made by the Company and (iv) inquiries of such relationships to the members of the Special Committee, was complete. However, based on the limitations of its review noted in the prior paragraph, the Special Committee thought the limitation noted in the Staff’s comment was appropriate.
     The Special Committee will, however, acknowledge the reasons for its limitations of this kind if it includes them in future amendments to the Schedule 14D-9.
Item 4. The Solicitation and the Recommendation
Reasons for the Position, page 12
2.	The lead sentence to this section indicates that the Special Committee, in determining to recommend that security holder reject the offer, has considered certain factors. Item 4 of Schedule 14D-9 and Item 1012(b) of Regulation M-A require that reasons be cited to explain why the target is making a negative recommendation. Please revise this section to describe the analyses conducted by the Special Committee and explain which term(s) of the tender offer the committee concluded was inadequate. For example, did the committee find the consideration inadequate? The conditions? The future prospects of the combined company? Expand your disclosure to clarify, for example, which conditions are within Vector’s discretion and how those conditions may have a harmful effect.
     The items disclosed were the material factors considered by the Special Committee. As indicated by the second paragraph in the section entitled “Reasons for the Position” beginning on page 12 of the Schedule 14D-9, the Special Committee determined that the consideration proposed to be paid in Vector’s offer was inadequate, which was the primary reason for its recommendation. The Special Committee further noted that its determination of the inadequacy of Vector’s offer was based on its financial advisor’s views on that point. Once it reached the conclusion regarding the inadequacy of the consideration, the Special Committee determined that any other factors it had considered were significantly less material, as indicated, but decided to include the discussion of the conditions to the consummation of the offer because it had discussed them at length.
     Accordingly, the disclosure already provided is an accurate description of the material reasons for the Special Committee’s position and therefore complies with the requirements of Item 4 of Schedule 14D-9 and Item 1012(b) of Regulation M-A. Accordingly, the Special Committee does not think that any further disclosure is necessary or appropriate at this time.
     However, the Special Committee expects that if it were ultimately to find that the consideration proposed to be paid in any amended offer from Vector is fair, it would provide a more fulsome explanation of the others factors that it deemed relevant to its recommendation.
3.	We note that Blackstone provided the Special Committee its preliminary views about the terms of the tender offer. Please tell us why you have not summarized Blackstone’s analysis as presented to the Special Committee. Refer to Item 1011(b) of Regulation M-A. In addition, disclose the qualifications, factors, projections and assumptions considered by Blackstone in its analysis. Further, please advise regarding whether the special committee intends to obtain an informal opinion and what disclosure it will provide at that time.
     As noted on page 11 of the Schedule 14D-9, Blackstone did not deliver a fairness opinion but provided its views on the consideration proposed to be paid in Vector’s offer from a financial point of view. Although the Special Committee considered Blackstone’s views as to the consideration proposed to be paid pursuant to Vector’s offer, the Special Committee did not believe that obtaining an opinion of Blackstone as to the consideration was necessary for its conclusion as to the inadequacy of such consideration. In addition, the Special Committee concluded that premature disclosure of Blackstone’s analyses of the proposed consideration risked providing a roadmap to Vector to show the minimum consideration it would need to offer to enable Blackstone to render an opinion that the consideration in Vector’s offer was fair from a financial point of view, which would damage the negotiating position of the Special Committee and, therefore, the public stockholders of the Company.
     As noted on page S-2 of Vector’s Supplement to the Offer to Exchange filed on November 7, 2005, representatives of Vector and the Special Committee have held discussions regarding Vector’s offer and the subsequent merger. The Special Committee expects that if, following the conclusion of negotiations between the Special Committee and Vector regarding the price and terms of Vector’s offer, Vector revises its offer, the Special Committee would request Blackstone to deliver an opinion regarding the consideration proposed to be paid in the revised Offer from a financial point of view.
     If Blackstone delivers an opinion to the Special Committee, the Special Committee expects that it would include in the related amendment to the Schedule 14D-9 both the text of the opinion and a description of the analyses used and facts relied upon by Blackstone in rendering that opinion.
4.	We note that the disclosure in this section is not an “exhaustive list of the elements considered by the Special Committee.” Please clarify whether you have disclosed all material elements considered by the committee in reaching its position with respect to the tender offer.

     As noted in response to the Staff’s comment #2 above, the Special Committee’s determination that the consideration proposed to be paid in Vector’s offer was inadequate was the material reason for its recommendation and the Special Committee determined that any other factors it considered were significantly less material. Accordingly, the Special Committee believes that the section entitled “Reasons for the Position” beginning on page 12 of the Schedule 14D-9 disclosed all material reasons considered by the Special Committee in reaching its position. The disclosure to which the Staff refers in its comment was only intended to clarify that other items were, in fact, discussed.
Schedule 14D-9
5.	We note the disclaimer in the press release filed as an exhibit to this amendment that you do not undertake any obligations to update or revise forward-looking statements to reflect, among other things, new events or circumstances. This disclosure is inconsistent with your obligation under Rule 14d-9(c) to amend the schedule to reflect a material change in the information previously disclosed. Please confirm that you will avoid making such statements in future press releases and filings.
     In response to the Staff’s comment, the Special Committee will avoid qualifications in future press releases that are inconsistent with its obligations under applicable law. The Special Committee acknowledges, on behalf of the Company, the Company’s obligations pursuant to Rule 14d-9(c).
* * * *
     As requested by the Staff, on behalf of the Company, the Special Committee acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *

     We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me at 212-446-4790 or my partner, Stephen Fraidin, at 212-446-4840.

Sincerely,
/s/ Thomas W. Christopher

Thomas W. Christopher

cc:	Arnold I. Burns, Esq. Chairman, Special Committee of the Board of Directors New Valley Corporation

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